Mr. Brandon A. Hill

Attorney-Advisor

United States Security Exchange Commission

100 F St. NE

Washington, D.C. 20549

RE:	New Ulm Telecom, Inc. Form 10-K for Year Ended December 31, 2009 Filed March 29, 2010 Form 10-Q for the Quarterly Period Ended June 30, 2010 Filed August 12, 2010 File No. 000-03024

Dear Mr. Hill:

In response to your letter dated October 19, 2010, and as discussed per a phone call with Sharon Virga on October 27, 2010, we have the following comments.

Form 10-K for Year Ended December 31, 2009

Liquidity Outlook, page 38

1.

We will expand our cash flow discussion for our 3rd Quarter 10-Q filing and 2010 10-K filing to include a discussion of our working capital position, cash generated by operations and potential borrowings under our revolving credit facility to further explain our plans to fund our future capital expenditures and future contractual obligations.

Consolidated Financial Statements of Hector Communications Corporation

Report of Independent Registered Public Accounting Firm, page 86

2.

Per our Independent Registered Public Accounting Firm’s suggestion, we will amend our 2009 10-K and change the Independent Registered Public Accounting Firm’s opinion page for Hector Communications Company to March 25, 2010 from March 25, 2009, which was the result of a typographical error.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Consolidated Statements of Income, page 3

3.

We are, in fact, following FASB ASC Topic 980-835-25-1 and are capitalizing interest during construction under the line item “Interest During Construction” located in the Other (Expense) Income section of our consolidated statements of income. The amount listed for the 2nd quarter of 2010 was $9,803 and is listed as an other income item with the offset being capitalized to property, plant and equipment. We do not specifically break out Interest During Construction on our cash flow statement, but rather the amounts are recorded in the net income line and additions to property, plant and equipment, net.

New Ulm Telecom, Inc. acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need further clarification, please contact me at:

507-233-4172 (Office)

507-276-3578 (Cell)

Curtis Kawlewski

Chief Financial Officer

NU-Telecom

27 N. Minnesota Street

New Ulm, MN 56073